Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal Year 2019

KAILUA KONA, Hawaii (August 13, 2018) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the first quarter of fiscal year 2019, ended June 30, 2018.

First Quarter Fiscal 2019

For the first quarter of fiscal 2019 compared to the first quarter of fiscal 2018, net sales were $7,145,000 compared to $8,809,000. Gross profit was $1,836,000, with gross profit margin of 25.7%, compared to gross profit of $3,603,000 and gross profit margin of 40.9%. Operating loss was ($1,167,000) compared to operating income of $620,000. Net loss was ($1,275,000) or ($0.22) per diluted share, compared to net income of $501,000 or $0.09 per diluted share.

Commenting on the first quarter fiscal 2019 results (changes shown vs. the first quarter of fiscal 2018), Cyanotech’s Chief Executive Officer, Mawae Morton, said:

“Cyanotech's results for the quarter reflect the impact of a spirulina production shutdown and re-inoculation that was required during this time period. The re-inoculation process limited spirulina supply which impacted us from both a cost and a sales standpoint. The lower spirulina production levels in both Q4 of fiscal 2018 (-63% compared to Q4 of fiscal 2017) and in Q1 of the current fiscal year (-76% compared to Q1 of fiscal 2018) had a negative impact on the current quarter's performance. In addition to a 14.7% decrease in sales volume, the lower production levels resulted in a $1.1 million increase in costs in the current quarter which reduced gross margin by -14.9 points. Additionally, spirulina inventory on hand at the end of the quarter includes $0.6 million of higher overhead costs that will be amortized in the next quarter and will negatively impact gross profit and margin. Despite the supply disruption, ongoing demand for our Hawaiian Spirulina remains strong.

"Net sales decreased 19% for the quarter, driven by a 17% decrease in our packaged products and a 29% decrease in bulk sales. 12% of the decrease in sales of our packaged products was the result of lower supply of spirulina, and 5% was due to the quarterly variance year to year in the timing of international orders for astaxanthin. The decrease in sales of our bulk products is primarily the result of the lack of available spirulina supply.

"We will continue to put emphasis on our Nutrex Hawaii consumer products to introduce them to a broader consumer market, improve consumer awareness of astaxanthin, leverage our experience and reputation for quality, and build nutritional brands which promote health and well-being.

Commenting on production, Gerald R. Cysewski, Ph.D., Cyanotech’s founder and Chief Scientific Officer, said, “In April 2018, we undertook a complete re-inoculation of our spirulina ponds. During the re-inoculation period, which was completed in mid-May, there was no spirulina production. For various reasons reported upon earlier, this re-inoculation took longer than previous such cultivation adjustments but the algae is now responding favorably and yielding more normal levels of production.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“In addition, increased activity of the Kilauea Volcano on the Island of Hawaii began May 3, 2018. Although the increased volcanic activity is located approximately 50 miles away from Cyanotech and has had minimal effect on the Company's production, during some wind patterns a light volcanic haze (VOG) blows over Cyanotech's facilities. VOG does not affect product quality but can reduce light levels by about 10% at ground level. Reduced light levels reduce growth of microalgae and can negatively impact production levels. We have not observed significant VOG related production issues to date, but we continue to monitor light levels and other growing conditions."

Trailing 12 Months

For the trailing 12 months ended June 30, 2018 compared to the trailing 12 months ended June 30, 2017, net sales were $32,451,000 compared to $33,529,000. Gross profit was $11,604,000, with gross profit margin of 35.8%, compared to $13,006,000 and 38.8%. Net loss was ($751,000) or ($0.13) per diluted share, compared to net loss of ($23,000) or ($0.00) per diluted share.

Please review the Company’s Form 10-Q for the period ended June 30, 2018 for more detailed information.

— Cyanotech will host a Skype broadcast at 9 p.m. EDT on Tuesday, August 14 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Tuesday, August 14. The Company will respond only to relevant questions relating to the Company’s first quarter fiscal 2019 financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended June 30, 2018, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	June 30, 2018	March 31, 2018
ASSETS
Current assets:
Cash	$935	$1,329
Accounts receivable, net of allowance for doubtful accounts of $27 at June 30, 2018 and $27 at March 31, 2018	2,804	2,664
Inventories, net	9,487	9,034
Prepaid expenses and other current assets	593	590
Total current assets	13,819	13,617

Equipment and leasehold improvements, net	15,432	15,734
Restricted cash	—	65
Other assets	280	291
Total assets	$29,531	$29,707

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$1,250	$500
Current maturities of long-term debt	660	655
Customer deposits	300	133
Accounts payable	3,735	3,527
Accrued expenses	1,000	892
Total current liabilities	6,945	5,707

Long-term debt, less current maturities	5,636	5,790
Other long-term liabilities	98	103
Total liabilities	12,679	11,600

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; 5,788,887 shares issued and outstanding at June 30, 2018 and 5,772,032 at March 31, 2018	116	115
Additional paid-in capital	32,070	32,051
Accumulated deficit	(15,334)	(14,059)
Total stockholders’ equity	16,852	18,107
Total liabilities and stockholders’ equity	$29,531	$29,707

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2018	2017

NET SALES	$7,145	$8,809
COST OF SALES	5,309	5,206
Gross Profit	1,836	3,603

OPERATING EXPENSES:
General and administrative	1,372	1,352
Sales and marketing	1,423	1,489
Research and development	208	142
Total operating expenses	3,003	2,983

(Loss) income from operations	(1,167)	620

Interest expense, net	130	108

(Loss) income before income tax	(1,297)	512

INCOME TAX (BENEFIT) EXPENSE	(22)	11

NET (LOSS) INCOME	$(1,275)	$501

NET (LOSS) INCOME PER SHARE:
Basic	$(0.22)	$0.09
Diluted	$(0.22)	$0.09

SHARES USED IN CALCULATION OF NET (LOSS) INCOME PER SHARE:
Basic	5,785	5,685
Diluted	5,785	5,719

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com